Teva Receives Positive Opinion from European Medicines Agency’s Committee for Medicinal
Products for Human Use (CHMP) to Extend Indication of Trisenox® for First Line Treatment
of Low- to Intermediate Risk Acute Promyelocytic Leukemia (APL)

APL – a rare and aggressive type of acute leukemia – can kill within hours or days if left untreated
Results of study APL0406 concluded there was a 99% overall survival rate in low to intermediate risk APL patients when receiving 1st line treatment with
Trisenox® in combination with retinoic acid
CHMP opinion based on existing published academic data endorsing the benefit of this chemotherapy-free treatment regimen

JERUSALEM, October 17, 2016 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) has adopted a positive opinion recommending an indication extension of Trisenox® (arsenic trioxide). The indication extension is for use in newly diagnosed low to intermediate risk Acute Promyelocytic Leukemia (APL) in combination with retinoic acid. Trisenox®, in combination with retinoic acid, has shown a very high overall survival rate with almost no relapses after more than four years (50 months) of median follow-up. If the European Commission approves this label extension, it would mark the first time that a form of acute leukemia can be effectively treated with a regimen that is entirely chemotherapy-free.

APL is a life-threatening type of leukemia as it can cause uncontrollable bleeding and can kill within hours or days if left untreated. In Europe, approximately 1,500 to 2,000 people are diagnosed with APL each year. In light of its rarity, and because most cases present with low blood cell count and low leukemic cells in the blood, diagnosis can be difficult. However, the rapid progression of APL leading to early mortality is a substantial problem, affecting up to 30% of patients. Rapid diagnosis and commencement of treatment is essential to avoid early mortality. Trisenox® is currently indicated for second line treatment of patients, who have not responded to treatment with retinoids and chemotherapy, or when their disease has returned after this type of treatment.

Commenting on the announcement, Francesco Lo-Coco, Professor of Haematology and Head of the Laboratory of Integrated Diagnosis of Oncohematologic Diseases, Department of Biomedicine and Prevention, University of Rome Tor Vergata, Italy said, “This CHMP opinion is very encouraging. Considering it was based on existing published academic data only, this opinion points to a recognition by the EMA that treating low to intermediate risk APL with a chemo-free regimen of Trisenox® plus retinoic acid can increase survival rates and dramatically reduce the risk of relapse and chemotherapy-related side effects in patients suffering from this rare and aggressive form of leukemia. In particular, avoiding the risk of life-threatening infection and that of developing secondary leukemias due to chemotherapy is a great gain for patients. The success of this regimen represents a major breakthrough and a paradigm of targeted therapy in oncology and medicine. This is therefore good news, not only for APL patients, but also for the whole medical community.”

The CHMP positive opinion is a formal recommendation to grant marketing authorization for an extended indication for first line treatment for Trisenox®. The recommendation will now be reviewed by the European Commission, which has authority to approve medicines for use in the 28 countries of the European Union along with Norway, Liechtenstein and Iceland. A final decision by the European Commission is expected by the end of the year.

In commenting on the CHMP positive opinion, Rob Koremans, President & CEO, Teva Global Specialty Medicines said, “As a company committed to providing medicines and solutions that really make a difference in patients’ lives, we’re pleased to reach this important milestone, and hope soon to be able to offer a chemotherapy-free treatment regimen for APL patients at the point of diagnosis. Recognizing the high unmet patient need in this orphan disease, we’ve put everything in place to obtain the label extension for this life-saving treatment. We look forward to receiving an approval from the European Commission for Trisenox® as a first line treatment.”

About Acute Promyelocytic Leukemia
Acute Promyelocytic Leukemia is a form of acute myeloid leukemia (AML), a cancer of the blood-forming tissue (bone marrow). Approximately 10% to 15% of patients initially diagnosed with AML present with the aggressive sub-type of the condition, APL.

In normal bone marrow, hematopoietic stem cells produce red blood cells (erythrocytes) that carry oxygen, white blood cells (leukocytes) that protect the body from infection, and platelets (thrombocytes) that are involved in blood clotting. In APL, immature white blood cells called promyelocytes accumulate in the bone marrow. The overgrowth of promyelocytes leads to a shortage of normal white and red blood cells and platelets in the body, which causes many of the signs and symptoms of the condition.

People with APL are especially susceptible to developing bruises, small red dots under the skin (petechiae), nosebleeds, bleeding from the gums, blood in the urine (hematuria), or excessive menstrual bleeding. The abnormal bleeding and bruising occur because substances are released that cause excessive blood clotting, and as a consequence lead to a low number of platelets in the blood (thrombocytopenia). The low number of red blood cells (anemia) can cause people with acute promyelocytic leukemia to have pale skin (pallor) or excessive tiredness (fatigue). In addition, affected individuals may heal slowly from injuries or have frequent infections due to the decrease of normal white blood cells that fight infection. Furthermore, the leukemic cells can expand into the bones and joints, which may cause pain in those areas. Other general signs and symptoms may occur as well, such as fever, loss of appetite, and weight loss.

APL is generally diagnosed in much younger patients than in AML (the median age is approximately 40 for APL patients and 70 for AML patients), and can be diagnosed in patients of any age.

About Trisenox®
On 5 March 2002, the European Commission granted approval for the Marketing Authorization Application (MAA) for Trisenox®. The authorization, which was valid throughout the European Union (EU), was granted to treat patients with relapsed or refractory acute promyelocytic leukemia (APL) and characterized by the presence of the t(15;17) translocation and/or the presence of the Pro-Myelocytic Leukaemia/Retinoic-Acid-Receptoralpha (PML/(RAR) gene. Trisenox®, a targeted drug, degrades the PML- RAR fusion protein. Trisenox® received marketing authorization in 2000 by the U.S. Food and Drug Administration.

The marketing approval for Trisenox® was granted based on results from a multicenter study in which 40 relapsed APL patients were treated with Trisenox® 0.15 mg/kg until bone marrow remission or a maximum of 60 days. Thirty-four patients (85 percent) achieved complete remission after two cycles. When the results for these 40 patients were combined with those for the 12 patients in a pilot trial, an overall response rate of 87 percent was observed.

1mL of Trisenox® contains 1mg of arsenic trioxide. Trisenox® is a concentrate for solution for infusion. It is a sterile, clear, colorless, aqueous solution. Trisenox® must be administered under the supervision of a physician who is experienced in the management of acute leukaemias, and special monitoring procedures must be followed.

Study Results
The APL0406 Intergroup GIMEMA-AMLSG-SAL study was a prospective, randomized, multicenter, open-label, phase III non-inferiority study. Eligible patients were adults between 18 and 71 years of age with newly diagnosed, genetically proven low- or intermediate-risk APL (WBC at diagnosis 103 x 109/L). Overall, 276 patients were randomly assigned to receive ATRA-ATO or ATRA-CHT between October 2007 and January 2013. Of 263 patients evaluable for response to induction, 127 (100%) of 127 patients and 132 (97%) of 136 patients achieved complete remission (CR) in the ATRA-ATO and ATRA-CHT arms, respectively (P = .12). After a median follow-up of 40.6 months, the event-free survival, cumulative incidence of relapse, and overall survival at 50 months for patients in the ATRA-ATO versus ATRA-CHT arms were 97.3%v 80%, 1.9% v 13.9%, and 99.2% v 92.6%, respectively (P ,         .001, P = .0013, and P = .0073, respectively).

Post-induction events included two relapses and one death in CR in the ATRA-ATO arm and two instances of molecular resistance after third consolidation, 15 relapses, and five deaths in CR in the ATRA-CHT arm. Two patients in the ATRA-CHT arm developed a therapy-related myeloid neoplasm.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

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